Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

January 31, 2025

Mr. Nasreen Mohammed/Mr. Doug Jones/Ms. Rebekah Reed/Ms. Mara Ransom

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Thoughtful Media Group Inc. (the “Company”)
Amendment No.6 to Registration Statement on Form S-1
Filed January 16, 2025
CIK No. 333-281589

Ladies and Gentlemen:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 24, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). We have filed an amendment No. 7 to the Form S-1 (the “Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 6 to Registration Statement on Form S-1 filed January 16, 2025

Capitalization, page 34

1.	The second and third bullets state they reflect the issuance of additional 8,000,000 shares of common stock on July 12, 2024. It appears these shares are reflected in the actual column which is as of September 30, 2024. Please revise or clarify for us why your current presentation is appropriate.

Response:

The Company has amended page 34 of the Amendment in response to the comments

Los Angeles     New York     Chicago     Nashville     Washington, DC     San Francisco     Beijing     Hong Kong      www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Securities and Exchange Commission Page 2

2.	The second bullet states pro forma reflects the issuance and sale of the 2,000,000 shares of common stock at an assumed initial public offering price of $4.50 offered in the filing. It appears pro forma cash and each of pro forma short term liabilities and total liabilities also reflect the issuance of the $2,700,000 Convertible Notes. If so, please reflect the issuance of the Convertible Notes in the pro forma as adjusted column so that the pro forma column isolates the effect of the offering. This appears to correlate with footnote (1) to the table regarding what the pro forma column represents. Otherwise, clarify for us why your current presentation is appropriate.

Response: The Company has amended page 34 of the Amendment in response to the comments.

3.	Pro forma as adjusted cash and shareholders’ equity appear to reflect an additional $2,700,000 from the conversion of the $2,700,000 convertible notes into 1,800,000 common shares at a conversion price of $1.50. Per the terms of the notes disclosed in the filing and as contained in the applicable exhibits to the filing, it appears the $1.50 conversion price is the basis that determines the number of common shares into which the notes are converted, and not additional cash to be paid by holders of the notes to convert the notes into common shares. Accordingly, upon conversion of the notes, it appears pro forma as adjusted cash, short term liabilities and total liabilities should be less by $2,700,000 from that currently presented. Please revise your presentation, including footnote (2) to the table, as appropriate, or clarify for us why your current presentation is appropriate.

Response: The Company has amended page 34 of the Amendment in response to the comments.

4.	To accurately reflect your intended transactions, the pro forma column should solely reflect the effects of the offering, and either present a column “pro forma as adjusted” that solely reflects the issuance of the $2.7 million in convertible notes and another column “pro forma as further adjusted” that reflects the conversion of the convertible notes. Alternatively, you may want to include the net effect of the issuance and conversion of the convertible notes in the “pro forma as adjusted column.” Revise the bullet points and footnotes to the table as appropriate that correlates to the presentation made and that clearly state what is represented in each column. Please advise.

Response: The Company has amended page 34 of the Amendment in response to the comments.

Securities and Exchange Commission Page 3

Dilution, page 35

5.	It appears the line item for dilution per share to new investors in this offering of $4.08 (based on $7,578,777 net tangible book value divided by 18,000,000 shares of common stock) should immediately follow the line for pro forma net tangible book value as of September 30, 2024. It appears the line described as increase in pro forma as adjusted net tangible book value attributable to investors participating in this offering represents the effect of the conversion of the convertible notes and should be described as such. Further, it appears net tangible book value after conversion of the convertible notes into 1,800,000 common shares is $0.52 per share (based on $10,278,777 net tangible book value divided by 19,800,000 shares of common stock), with a corresponding diluted effect of $3.98. Please revise your presentation accordingly and to correlate with the capitalization table as may be revised. Otherwise, clarify for us why your current presentation is appropriate.

Response: The Company has amended page 35 of the Amendment in response to the comments.

Executive Compensation, page 81

6.	Please revise your summary compensation table to conform to the tabular format prescribed in Item 402(n) of Regulation S-K, and provide all supplementary disclosure required by such item and related Item 402(o) of Regulation S-K, as applicable. For example, we note that you disclose “equity awards” rather than distinguishing between stock and option awards and do not include a footnote disclosing all assumptions made in the valuation of such equity awards. Please ensure that your revisions provide sufficient context for the nature of these equity awards, as it is unclear how they are consistent with your statement at page 81 that there were “no outstanding equity awards” at December 31, 2024 and 2023, and the beneficial ownership table at page 83, which shows no common stock ownership by your named executive officers as of the date of the prospectus.

Response: The Company has amended page 81 of the Amendment in response to the comments

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Kriangkrai Chaimongkol